RELEASE IMMEDIATELY

Contact:   Renee Johansen
             901-252-5962
           Randy Baker
             901-527-8000


           Fourth Quarter and 1997 Earnings are Best Ever

Memphis, Tenn., February 5, 1998 Thomas & Betts Corporation (NYSE:TNB) today reported its highest ever quarterly and annual earnings. Fourth-quarter 1997 net earnings of $45.9 million rose 32% over results for the prior-year period, excluding special charges of $65.6 million after taxes in 1996's quarter. Annual net earnings climbed to $154.9 million, 23% over 1996 net earnings excluding special charges.

     The discussion of earnings per share in this release focuses on basic earnings per share (EPS), consistent with the company's past presentation of simple EPS and its belief that analysts' earnings estimates for Thomas & Betts were made on that same basis. Basic EPS is more comparable to the previously reported simple EPS for Thomas & Betts.

     Basic EPS for the fourth quarter 1997 was $0.84, an increase of 27% from fourth-quarter 1996 basic EPS of $0.66, if 1996 special charges of $1.23 per share are excluded. Basic EPS for full-year 1997 rose 20%, to $2.83, from 1996 basic EPS of $2.36 excluding special charges.

     Sales for the fourth quarter increased 6% to $532.6 million from $504.0 million in the prior-year quarter, before special charges. Thomas & Betts had record sales of $2,114.7 million for 1997, topping 1996's $1,987.6 million (excluding special charges) by 6%. Excluding $10.6 million and $26.9 million of negative impacts of currency translations in the fourth quarter and year, respectively, sales would have been 8% higher than the same periods of 1996.

     Fourth-quarter operating income as a percentage of sales rose to 13.9%, versus an operating margin of 12.1% in 1996's quarter if special charges are excluded from that quarter's operating expenses. The full-year operating margin was 12.3%, compared with an operating margin of 11.1% in 1996 (excluding special charges).

     "Clearly 1997 was a successful year for Thomas & Betts. Earnings each quarter set records," said Clyde R. Moore, president and chief executive officer. "The sales growth of our Electrical segment not only exceeded that of the markets into which we sell, but our own aggressive targets," Moore continued. "We took a number of steps last year to position the company for continued margin improvement, including the quick integration of Augat's operations into our company, and the realignment of the combined European operations of the two companies. The results of those programs were apparent in the two-percentage-point improvement in our gross margin in 1997's fourth quarter versus the quarter a year ago."

     "We also addressed our strategies in cable television and automotive electronics, two markets in which Augat enhanced our presence, and put plans in place during 1997 that should enable Thomas & Betts to improve its share in those markets going forward. Those actions, together with our continued efforts to lower costs, place us in position for even greater success in 1998 and beyond."

     Following similar strong performances in the first three quarters of 1997, sales of the Electrical Construction and Maintenance Components segment grew 20% in the fourth quarter versus last year's quarter. Full-year sales of that segment were 19% higher than the prior year. Solid economic conditions in North America and greater market penetration of the company's product offering resulted in a strong volume increase in that segment. Higher volume of existing businesses accounted for well over one-half of sales growth for 1997 and an even greater portion of the fourth-quarter improvement. Several product line acquisitions and more favorable pricing also contributed to the 1997 sales improvement.

     Fourth-quarter sales of the Electronic/OEM Components segment declined 3% from the prior-year period. Unfavorable foreign currency exchange shifts and a planned automotive model phase-out reversed what would have been a 3% sales increase for the quarter versus the prior-year period. For the quarter and year, professional electronics sales growth of 4% mirrored the general market growth rate. That gain was dampened by the previously mentioned model phase-out in automotive electronics, reduced sales of cable TV components caused by delays in cable installation projects and the impact of the discontinuation of certain product lines in late 1996. Full-year 1997 sales for the segment decreased 1% from 1996's level in U.S. dollar terms.

     Fourth-quarter sales of core utility and mechanical products were up 6% over the 1996 quarter as a result of solid gains in the heating business, as well as in utility and telecommunications components. Those gains more than offset decreased sales of steel structures that resulted from lower demand for cellular communications towers and the absence of sales in the 1997 quarter of low-margin contract-manufacturing volumes related to divested product lines. Including the impact from the planned phase-outs of low-margin contract-manufacturing volumes, total sales of the Other Products and Components segment rose 2% compared with the prior-year quarter and 4% versus full-year 1996.

     In compliance with the newly effective Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," the company disclosed earnings per share on both basic and diluted bases. Diluted EPS was $0.83 for the fourth quarter, compared with $0.65 for the 1996 period, excluding special charges. Diluted EPS was $2.81 for 1997, versus $2.34 for 1996, excluding special charges. Under the earlier accounting standard, Thomas & Betts reported simple EPS, defined as net income divided by the average number of shares outstanding during the quarter. The diluted EPS calculation under SFAS 128 requires inclusion of employee options, which reduced the company's fourth-quarter EPS by one cent and 1997 EPS by two cents. On a schedule that follows, Thomas & Betts presents 1997 EPS by quarter as reported on the simple basis and also under the primary and fully diluted bases of the earlier accounting standard and the basic and diluted bases of SFAS 128.

Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronics markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com.


                                  # # # #

                          THOMAS & BETTS CORPORATION
                      Consolidated Statement of Earnings
                    (In thousands except per share amounts)

                                         Quarter Ended Dec 29, 1996
                                         --------------------------
                          Quarter Ended    Before               Including
                             Dec 28,      Special    Special     Special
                              1997        Charges    Charges     Charges
                          -------------   --------   --------   ---------
NET SALES                   $532,557      $503,998   $ (2,412)  $501,586

Costs and expenses:
Cost of sales                354,493       346,118     13,822    359,940
Marketing, general
  and administrative          87,017        81,192     19,675    100,867
Research and development      12,338        11,764          -     11,764
Amortization of intangibles    4,448         3,911          -      3,911
Merger expenses                    -             -     30,558     30,558
Provision for restructured
  operations                       -             -     24,501     24,501
                            --------      --------   --------   --------
Total expenses               458,296       442,985     88,556    531,541

Earnings (loss) from
  operations                  74,261        61,013    (90,968)   (29,955)
Other expense-net              8,711         9,494      6,099     15,593
                            --------      --------   --------   --------

Earnings (loss) before income
  taxes                       65,550        51,519    (97,067)   (45,548)
Income taxes                  19,620        16,677    (31,426)   (14,749)
                            --------      --------   --------   --------
Net Earnings (loss)         $ 45,930      $ 34,842   $(65,641)  $(30,799)
                            --------      --------   --------   --------
                            --------      --------   --------   --------

Net earnings (loss) per share
Basic                       $   0.84      $   0.66   $  (1.23)  $  (0.57)
                            --------      --------   --------   --------
                            --------      --------   --------   --------
Diluted                     $   0.83      $   0.65   $  (1.22)  $  (0.57)
                            --------      --------   --------   --------
                            --------      --------   --------   --------

Average shares outstanding
Basic                         55,000        53,268                53,268
Diluted                       55,342        53,864                53,268


                          THOMAS & BETTS CORPORATION
                      Consolidated Statement of Earnings
                    (In thousands except per share amounts)

                                          Year Ended Dec 29, 1996
                                       ------------------------------
                         Year Ended    Before               Including
                           Dec 28,     Special    Special     Special
                            1997       Charges    Charges     Charges
                         ----------  ----------  --------  ----------

NET SALES                $2,114,718  $1,987,557  $ (2,412) $1,985,145

Costs and expenses:
Cost of sales             1,440,303   1,384,209    13,822   1,398,031
Marketing, general
  and administrative        346,046     319,449    19,675     339,124
Research and development     51,896      47,229         -      47,229
Amortization of intangibles  17,355      15,323         -      15,323
Merger expenses                   -           -    30,558      30,558
Provision for restructured
  operations                      -           -    24,501      24,501
                         ----------  ----------  --------  ----------
Total expenses            1,855,600   1,766,210    88,556   1,854,766

Earnings from operations    259,118     221,347   (90,968)    130,379
Other expense-net            34,682      33,402     6,099      39,501
                         ----------  ----------  --------  ----------

Earnings before
  income taxes              224,436     187,945   (97,067)     90,878
Income taxes                 69,575      62,436   (31,426)     31,010
                         ----------  ----------  --------  ----------
Net Earnings             $  154,861   $ 125,509  $(65,641)  $  59,868
                         ----------  ----------  --------  ----------
                         ----------  ----------  --------  ----------

Net earnings per share
Basic                    $     2.83   $    2.36  $  (1.23)  $    1.13
                         ----------  ----------  --------  ----------
                         ----------  ----------  --------  ----------
Diluted                  $     2.81   $    2.34  $  (1.22)  $    1.12
                         ----------  ----------  --------  ----------
                         ----------  ----------  --------  ----------

Average shares outstanding
Basic                        54,717      53,059                53,059
Diluted                      55,090      53,512                53,512

                           THOMAS & BETTS CORPORATION
                           Consolidated Balance Sheet
                                (In thousands)

                                     December 28,       December 29,
                                        1997                1996
                                    -------------      -------------
ASSETS
Cash and marketable securities      $   96,254         $  162,295
Receivables - net                      273,565            361,511
Inventories                            373,977            363,306
Deferred income taxes                   43,452             62,121
Prepaid expenses                         8,902              7,818
                                    ----------         ----------
     Total current assets              796,150            957,051

Property, plant and equipment - net    569,762            539,944
Intangible assets - net                505,225            519,276
Investments in unconsolidated
  companies                            127,703             76,368
Other assets                           39,835             38,598
                                    ----------         ----------

TOTAL ASSETS                        $2,038,675         $2,131,237
                                    ----------         ----------
                                    ----------         ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current
  maturities of long-term debt      $   31,253         $   65,055
Accounts payable                       208,056            190,184
Accrued liabilities                    140,584            189,961
Income taxes                            44,514             35,372
Dividends payable                       15,401             11,328
                                    ----------         ----------
      Total current liabilities        439,808            491,900

Long-term debt                         502,813            645,096
Other long-term liabilities             92,206            100,676
Deferred income taxes                   26,467             25,183
Shareholders' equity                   977,381            868,382
                                    ----------         ----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                $2,038,675         $2,131,237
                                    ----------         ----------
                                    ----------         ----------

                            THOMAS & BETTS CORPORATION
                          Earnings per Share Comparisons

                       Prior Basis                 New Basis
             ------------------------------     ----------------
                              Pro Forma
                         ------------------
 1997                                Fully
Period       Simple      Primary    Diluted      Basic   Diluted
------       ------      -------    -------      -----   -------
Q1           $0.56        $0.56     $0.56        $0.56    $0.56
Q2            0.70         0.69      0.69         0.70     0.69
Q3            0.73         0.73      0.73         0.73     0.73
Q4            0.84         0.83      0.83         0.84     0.83
YEAR         $2.83        $2.81     $2.81        $2.83    $2.81


DEFINITIONS:

SIMPLE EPS = Net income divided by weighted average common shares.

PRIMARY EPS = Net income divided by the sum of weighted average common shares plus dilution from weighted average common equivalent shares.

FULLY DILUTED EPS = Net income divided by the sum of weighted average common shares plus dilution from weighted average common equivalent shares plus dilution from all other securities.

BASIC EPS = Net income divided by weighted average common shares.

DILUTED EPS = Net income divided by weighted average common shares plus dilution from weighted average common equivalent shares plus dilution from all other securities.


NOTE: Thomas & Betts previously reported only Simple EPS because the dilution from employee stock options was less than the GAAP-specified 3% dilution level requiring the potential reporting of Primary EPS or Fully Diluted EPS.